UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: APRIL 30, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒                           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐                       No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐                       No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                           No   ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated April 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  April 30, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER
FINANCIAL RESULTS AND INCREASES CASH DISTRIBUTION

Athens, Greece — April 30, 2008 — Capital Product Partners L.P. (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the first quarter ended March 31, 2008 and announced that its Board of Directors has declared a cash distribution of $0.40 per unit.

Net income for the quarter was $9.5 million. The reported results reflect the consolidation of M/T Amore Mio II, which was acquired on March 27, 2008, for the full quarter, as the transaction was between two entities under common control. If M/T Amore Mio II had not been consolidated for the period that it was not owned by the Partnership, net income would have been $8.0 million, or $0.35 per limited partnership unit.

The Partnership generated an operating surplus for the quarter of $10.2 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Gross revenues for the first quarter were $27.1 million, of which $333,000 were profit sharing revenues, a lower contribution than in previous quarters. Total operating expenses were $6.5 million, including $5.2 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership’s sponsor, and $0.7 million in general and administrative expenses. Net interest expense and finance cost for the quarter was $5.2 million.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner, said, “During the first quarter we maintained a high level of operating surplus and increased our distribution further even though we have 2.55 million additional units outstanding following the acquisitions of Amore Mio II in late March and Aristofanis today. The Amore Mio II made an insignificant contribution to the quarter’s earnings, as the acquisition was made on March 27.  We continue to benefit from the stability of our cash flows due to our medium- to long-term charter agreements, our 5-year fixed-rate management agreement with a subsidiary of Capital Maritime and the accretive acquisitions from our sponsor.”

Inquiries about and rates for long-period charters remained solid in the medium-range (MR) product tanker segment during the first quarter, and asset prices held firm at record-high levels.  However, the clean product spot market remained relatively subdued during most of the first quarter, as a result of softening U.S. gasoline demand and lower refining margins due to persistent high oil prices.

Mr. Lazaridis added, “So far this year, Capital Product Partners has made excellent strategic progress.  We secured a new $350 million 5-year non-amortizing credit facility, which will enable us to continue to fund accretive transactions over the next couple of years.  We also took successful delivery of Alexandros II, an MR product tanker, from Capital Maritime and have completed the ‘drop-down’ acquisition of two more tankers that are expected to add approximately $0.08 per unit to our annual operating surplus.”

The Partnership’s long-term debt as of March 31, 2008 was $368.5 million and stockholders’ equity was $181.8 million. The balance sheet remains strong, with a modest debt level relative to the market value of the Partnership’s vessels.  Currently, the Partnership’s remaining undrawn capacity under its credit facilities stands at approximately $340 million.

The Board of Directors has declared a cash distribution for the first quarter of $0.40 per unit, an increase from the previous cash distribution of $0.395 per unit, and 7 percent greater than the Partnership’s minimum quarterly distribution. The cash distribution will be paid on May 15, 2008, to unit holders of record on May 7, 2008.  Distributions will be paid on the additional units issued in connection with the acquisitions of the Amore Mio II and Aristofanis.  As a result, after reserving $2.6 million for replacement capital expenditures, all available cash generated during the quarter will be distributed.

Capital Maritime currently owns 31 modern tankers of different sizes. The Partnership has a right of first refusal on six MR product tankers from Capital Maritime if medium- to long-term charters are arranged for them. Twenty-three of Capital Maritime’s vessels are handy/small product tankers, all of which are currently under construction and expected to be delivered between 2008 and 2010.

Mr. Lazaridis concluded, “With our modern, high-quality fleet and unique relationship with our sponsor, Capital Product Partners is well-positioned to capitalize on the tanker industry’s long-term growth dynamics and to deliver continued steady growth in cash distributions to our unit holders.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time.  The public is invited to listen to the conference call by dialing 1-888-935-4577 (US and Canada), or +1 718-354-1389 (international); reference number 7087848.  Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership’s website at http://www.capitalpplp.com.  An audio webcast of the conference call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 16 vessels, including 13 modern MR tankers, two small product tankers and one Suezmax crude oil tanker, and has an agreement to purchase two additional product tankers from Capital Maritime & Trading Corp. All 18 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group, Shell Trading & Shipping Company Ltd. and Trafigura Beheer B.V.

Forward Looking Statement:

The statements in this press release that are not historical facts, including statements regarding the expected increase in operating surplus due to the most recent ‘drop-downs’, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:

Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalmaritime.com

RF Binder Partners Inc.
Robert Ferris
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Statements of Income
(Note 1, 2, 3)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended March 31,
	2008	2007

Revenues	$27,063	$13,816

Expenses:
Voyage expenses	216	207
Vessel operating expenses - related party	5,196	563
Vessel operating expenses	578	2,297
General and administrative expenses	680	-
Depreciation	5,661	2,310
Operating income	14,732	8,439
Other income (expense), net:
Interest expense and finance cost	(5,482)	(2,906)
Interest income	263	21
Foreign currency gain/(loss), net	(16)	(2)
Total other expense, net	(5,235)	(2,887)
Net income	$9,497	$5,552
Less:
Net income attributable to predecessor operations
Amore Mio II net income from January 1, 2008 to March 26, 2008	(1,525)	-
Partnership’s net income	7,972	-
General Partner’s interest in Partnership’s net income	$159	-
Limited Partners’ interest in Partnership’s net income	7,813	-
Net income per:
• Common unit (basic and diluted)	0.38	-
• Subordinated unit (basic and diluted)	0.30	-
• Total units (basic and diluted)	0.35	-
Weighted-average units outstanding:
• Common units (basic and diluted)	13,624,622	-
• Subordinated units (basic and diluted)	8,805,522	-
• Total units (basic and diluted)	22,430,144	-

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Balance Sheets
(Note 1, 2, 3)
(In thousands of United States dollars, except number of shares)

	March 31, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$17,091	$19,919
Trade accounts receivable	862	2,571
Due from related parties	-	1,260
Prepayments and other assets	71	326
Inventories	-	71
Total current assets	18,024	24,147
Fixed assets
Vessels, net	556,720	515,427
Total fixed assets	556,720	515,427
Other non-current assets
Deferred finance charges, net	2,726	1,012
Restricted cash	3,750	3,250
Total non-current assets	563,196	519,689
Total assets	$581,220	$543,836

Liabilities and Partners’ / Stockholders' Equity
Current liabilities
Current portion of related party long-term debt	-	$5,933
Trade accounts payable	$132	$672
Due to related parties	38	28
Accrued liabilities	477	628
Deferred revenue	86	3,200
Total current liabilities	733	10,461
Long-term liabilities
Long-term debt	368,500	274,500
Long-term related party debt	-	62,984
Deferred revenue	921	690
Derivative instruments	29,256	14,051
Total long-term liabilities	398,677	352,225
Total liabilities	399,410	362,686
Commitments and contingencies	-	-
Stockholders’ Equity
Common stock	-	-
Additional paid in capital - Predecessor	-	17,600
Retained earnings - Predecessor	-	1,611
Partners’ Equity
General Partner interest	4,145	3,444
Limited Partners
- Common	124,063	102,130
- Subordinated	79,095	66,653
Accumulated other comprehensive loss	(25,493)	(10,288)
Total partners’ / stockholders’ equity	181,810	181,150
Total liabilities and partners’ / stockholders’ equity	$581,220	$543,836

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Statements of Cash Flows
(Note 1, 2, 3)
(In thousands of United States dollars)

	For the three month period ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	$9,497	$5,552
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	5,661	2,310
Amortization of deferred charges	142	22
Changes in operating assets and liabilities:
Trade accounts receivable	1,154	(1,248)
Due from related parties	(3,237)	(1,844)
Prepayments and other assets	216	(154)
Inventories	(15)	(73)
Trade accounts payable	(127)	492
Due to related parties	10	196
Accrued liabilities	108	(1,211)
Deferred revenue	(2,883)	1,419
Net cash provided by operating activities	10,526	5,461
Cash flows from investing activities:
Vessel acquisitions	(94,361)	(77,553)
Increase of restricted cash	(500)	-
Net cash used in investing activities	(94,861)	(77,553)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	94,000	30,551
Due to related party	52,463	39,311
Payments of long-term debt	-	(8,949)
Payments of related party debt/financing	(52,463)	(893)
Loan issuance costs	(1,856)	-
Excess of purchase price over book value of vessels acquired from entity under common control (Note 2)	(1,639)	-
Dividends paid	(8,996)	-
Cash balance as of March 26, 2008 that was distributed to the previous owner	(2)	-
Capital contributions by predecessor	-	13,679
Net cash provided by financing activities	81,507	73,699

Net increase in cash and cash equivalents	(2,828)	1,607
Cash and cash equivalents at beginning of period	19,919	1,239
Cash and cash equivalents at end of period	$17,091	$2,846

Supplemental Cash Flow information
Cash paid for interest	$4,950	$4,443
Units issued to acquire the vessel owning company of M/T Amore Mio II.	37,739	-

Notes

(1) The statement of income for the three month period ended March 31, 2008 include the results of operations of M/T Amore Mio II, which was acquired from an entity under common control on March 27, 2008, as though the transfer had occurred at the beginning of the period presented. The statement of income for the three month period ended March 31, 2007 include the results of operations of M/T Attikos, which was acquired from an entity under common control on September 24, 2007, as though the transfer had occurred at the beginning of the period presented. The balance sheet as of December 31, 2007 has been retroactively adjusted to include M/T Amore Mio II assets, liabilities and owners equity.

(2) On January 29, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning company of M/T Alexandros II , for a total purchase price of $48,000. The vessel has been recorded in the Partnership’s financial statements at the amount of $46,954 which was reflected in Capital Maritime’s consolidated financial statements, which differs from the acquisition price by $1,046. The amount of the purchase price in excess of CMTC’s basis of the assets of $1,046 was recognized as a reduction of partners' equity and is presented as a financing activity in the statement of cash flows. M/T Alexandros II was delivered to Capital Maritime from the shipyard on January 29, 2008 and on the same date the Partnership acquired the shares of the vessel owning company. This vessel owning company did not have an operating history, as such, there is no information to retroactively restate that should be considered. Accordingly the M/T Alexandros II was transferred to the Partnership at historical cost at the date of transfer to the Partnership. All assets, liabilities and equity other than the relevant vessel, related charter agreement and related permits, which the shipowning company of the M/T Alexandros II had at the time of the transfer were retained by Capital Maritime.

(3) On March 27, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning company of M/T Amore Mio II for $48,000 in cash and 2,048,823 partnership common units. The total value of the transaction was $85,739 taking into account the closing price of the Partnership units on March 26, 2008 of $18.42 as quoted on the Nasdaq Stock Exchange. The vessel has been recorded in the Partnership’s financial statements at the amount of $85,146 which was reflected in Capital Maritime’s consolidated financial statements, which differs from the acquisition price by $593. The amount of the purchase price in excess of CMTC’s basis of the assets of $593 was recognized as a reduction of partners' equity and is presented as a financing activity in the statement of cash flows. As required by the provision of Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), the Partnership accounted for the acquisition of the vessel owning company of M/T Amore Mio II as a transfer of net assets between entities under common control at Capital Maritime’s carrying amounts (historical cost) of the net assets contributed. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended March 31, 2008

Net income		$9,497

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	5,803
Deferred revenue	217
Amore Mio II net income from January 1, 2008 to March 26, 2008	(1,525)
Depreciation and Amortization of Amore Mio II	(1,176)	3,319
NET CASH PROVIDED BY OPERATING ACTIVITIES		12,816

Replacement Capital Expenditures		(2,641)

OPERATING SURPLUS		10,175

Recommended reserves		(46)
AVAILABLE CASH		10,129